Joseph W. La Barge Direct: 215.864.8635 Fax: 215.864.8999 labargej@ballardspahr.com

April 11, 2012

United States Securities and Exchange Commission Division of Corporation Finance Attn: Jeffrey Riedler, Assistant Director 100 F Street, N.E. Washington, D.C. 20549

Re:	Tengion, Inc. Preliminary Proxy Statement on Schedule 14A
Filed on April 3, 2012 ─ File No. 001-34688

Dear Mr. Riedler:

This letter responds to your letter dated April 10, 2012, to John L. Miclot, Chief Executive Officer of Tengion, Inc. (the “Company”).  For your convenience, the comment is restated below, followed by the Company’s response.

1.           We note that you are seeking approval to amend the Fourth Amended and Restated Certificate of Incorporation of the company to effect a reverse stock split of its issued and outstanding shares of common stock at any whole number ratio not less than one-for-six and not greater than one-for-ten. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the approval of the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

RESPONSE:

The Company advises the Commission that at the time of filing its Definitive Proxy Statement on Schedule 14A, it will include the following revised disclosure on page 12 of the Proxy Statement:

“The Reverse Split Amendment would reduce the number of shares of our common stock outstanding and the number of shares reserved for issuance upon conversion or exercise of outstanding warrants and options to purchase common stock.  The Reverse Split Amendment will not, however, change the total number of authorized shares of common stock under our Amended and Restated Certificate of Incorporation, thereby increasing the number of shares of common stock we will have available for issuance in the future.  We

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United States Securities and Exchange Commission
April 11, 2012

currently have 100,000,000 shares of capital stock authorized for issuance, of which 90,000,000 shares are designated as common stock and 10,000,000 shares are classified as undesignated preferred stock.  The Reverse Split Amendment will not alter the 90,000,000 shares of common stock that we are authorized to issue.  However, because we are reducing the number of shares of common stock outstanding by a factor of not less than one-sixth (1/6) and not greater than one-tenth (1/10), as determined in the discretion of the Board of Directors, this will have more authorized shares available for issuance in the future.  The Board of Directors believes that the Company will require substantial additional resources to continue its present operations, fund the continued preclinical GLP studies and first-in-human clinical trials of the Company’s Neo-Kidney Augment, and continue enrollment of the Neo-Urinary Conduit Phase I clinical trial and data permitting, commence later stage clinical trials.  The Board of Directors further believes that a major portion of these additional resources must come from the sale of the Company's common equity or securities convertible or exchangeable into the Company’s common equity securities.  Our Board of Directors has recently authorized the Company to explore all financing alternatives, whether through transactions involving the issuance of additional securities or other financing transactions.  The Company does not, however, currently have any specific plans, arrangements or understandings to issue any of the shares that will be newly available as a result of the approval of the Reverse Split Amendment.”

*     *     *

 The Company hereby acknowledges the following:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
April 11, 2012

Questions regarding the foregoing should be directed to the undersigned at 215-864-8635 or Justin P. Klein at 215-864-8606.

Very truly yours,

/s/ Joseph W. La Barge

Joseph W. La Barge

JWL/jms